Exhibit 99.1

Akari Therapeutics Announces New Clinical Data in Post-Transplant Thrombotic Microangiopathies. Data Supports Akari’s Ongoing Clinical Expansion into a Range of Orphan Autoinflammatory Diseases That Are Either Mediated by Complement C5 or Have Synchronous LTB4 and C5 Activity

•	Coversin, a first-in-class combined complement C5 and leukotriene B4 (LTB4) inhibitor, is currently being developed to treat four orphan diseases:
‒	Thrombotic microangiopathies (TMAs)
‒	Bullous pemphigoid (BP)
‒	Atypical keratoconjunctivits (AKC)
‒	Paroxysmal nocturnal hemoglobinuriua (PNH)

•	All four clinical programs are currently in Phase I/II, Phase II or Phase III, with initial data in BP and AKC expected in the first quarter of 2019

•	New data in two post-transplant TMA pediatric patients treated with Coversin on a named patient basis, presented at the Inborn Errors Working Party (IEWP) meeting, Leiden, The Netherlands, on September 30, 2018, showed in both patients that signs of TMA (red blood cell fragments, thrombocytopaenia, elevated LDH, and hypertension) resolved following treatment with Coversin

NEW YORK and LONDON, September 30, 2018 - Akari Therapeutics, Plc (NASDAQ:AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and or leukotriene systems are implicated, today announced new clinical data in post-transplant thrombotic microangiopathies.

“This new data represents an exciting development and helps underpin our strategy of using Coversin to target a range of orphan inflammatory diseases with unmet need. These early results from patients with TMA reinforce our belief that Coversin may prove to be effective in diseases where terminal complement activation is critical and dysfunction of LTB4 may also play a role,” said Clive Richardson interim CEO of Akari Therapeutics. “TMAs are challenging conditions in which localized microvascular injury plays a crucial role. We believe that in several diseases, both complement and LTB4 may be involved in the localized pathology. If so, Coversin could provide a novel treatment opportunity for such indications."

At the annual meeting of the IEWP of the European Society for Blood and Marrow Transplantation (EBMT) in Leiden, The Netherlands, the results from two pediatric patients with hematopoietic stem cell transplant-associated thrombotic microangiopathy (HSCT-TMA) treated with Coversin were reported by Dr. Robert Chiesa, the treating clinician at Great Ormond Street Hospital (GOSH), London, UK. These patients were treated on a named patient basis at GOSH and Birmingham Children’s Hospital.

HSCT-TMA is a complication in up to 30% of patients following bone marrow transplantation. In severe cases, pediatric TMA carries a mortality of more than 80%1. Currently, HSCT-TMA has no approved treatment. In both of the pediatric patients treated with Coversin, there was rapid reduction of the markers of complement activation and normalization of markers that are elevated in TMA: platelet count, red blood cell fragments, thrombocytopaenia, elevated LDH, and hypertension. The child treated at GOSH made a complete recovery and Coversin was discontinued after seven weeks. In the second patient, despite resolution of the TMA markers, the patient subsequently died of lung damage which was considered unrelated to treatment with Coversin.

Dr. Robert Chiesa, the treating physician for the GOSH patient, who chaired the meeting and presented the two cases, commented, ‘‘I am encouraged by the outcomes in these two severe TMA patients who showed rapid symptomatic improvement once Coversin therapy was initiated. This may provide a promising new option for pediatric patients who currently have limited treatment alternatives for this often fatal condition.”

Akari intends to move from supplying Coversin for suitable named patient use to a formal clinical trial. This new data in the two pediatric HSCT-TMA patients follows prior positive preclinical and ex-vivo studies in two other TMAs, Antiphospholipid syndrome and atypical hemolytic-uremic syndrome (aHUS); Coversin is currently being investigated by Akari in a Phase II trial in patients with aHUS.

Akari has three other clinical programs in development:

Bullous pemphigoid (BP) is a severe blistering skin disease where the role of both C5 and LTB4 has recently been shown in an ex-vivo analysis of blister fluid from BP patients. Akari’s Phase II trial in BP patients is currently recruiting, with initial data currently expected in the first quarter of 2019.

Atopic keratoconjunctivitis (AKC) is a sight-threatening surface of the eye condition, and is currently in Phase I/II, with initial data anticipated in the first quarter of 2019.

Paroxysmal nocturnal haemoglobinuria (PNH), where Akari has an ongoing Phase III trial in naïve patients as well as another active clinical trial in patients who are resistant to eculizumab. The PNH program is being advanced in a staged manner to ensure Akari has the opportunity to commit appropriate resources to the most promising of its clinical targets.

Akari is continuing to evaluate partnering opportunities across its clinical programs.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Coversin, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Coversin is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), atypical hemolytic uremic syndrome (aHUS), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of Coversin on both C5 and LTB4 may be beneficial in AKC, BP, and aHUS. Akari is also developing other tick derived proteins, including longer acting versions.

1 Sonata Jodele, et al. New approaches in the diagnosis, pathophysiology, and treatment of pediatric hematopoietic stem cell transplantationassociated thrombotic microangiopathy. Transfus Apher Sci . 2016 April; 54(2): 181–190

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associate with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown

Consilium Strategic Communications

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Akari@consilium-comms.com